UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.	Name of fund: Pacific Global ETF Trust

3.	Securities and Exchange Commission File No.: 811-23376

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Pacific Global ETF Trust

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bibb Strench, Esq.

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-3537

(202) 973-2727

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records relating to the Custodian:

U.S. Bank, N.A.

1555 North RiverCenter Drive, Suite 302

Milwaukee, WI 53212

(414) 276- 3737

Records relating to the administrator, transfer agent and fund accountant:

U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services

615 East Michigan Street

Milwaukee, WI 53202

(800) 300-3863

Records relating to the principal underwriter:

Foreside Fund Services, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

(866) 251-6920

Records relating to the investment adviser

Pacific Global Advisors LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

(949) 219-5010

Other required books and records:

Pacific Global ETF Trust

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

(949) 219-5010

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	Date the fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]: February 7, 2019

11.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

12.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Pacific Global Advisors LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

Subadviser:

Pacific Asset Management LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

Cadence Capital Management LLC*

c/o Pacific Global Asset Management LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

*     Cadence Capital Management LLC was the sub-adviser to Pacific Global US Equity Income ETF and Pacific Global International Equity Income ETF, both series of the Trust that were subsequently liquidated.

13.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

(866) 251-6920

14.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

15.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☐	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

16.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: August 12, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place: October 20, 2021

If No, explain:

II.	Distributions to Shareholders

17.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The merger of Pacific Global Senior Loan ETF (the “Target Fund”), a series portfolio of Pacific Global ETF Trust, into Pacer Funds Trust (the “Surviving Fund’) was completed on October 22, 2021, after the close of business (the “Closing Date”).  In the merger, all of the assets of the Target Fund were transferred to the Surviving Fund, in exchange for the assumption of the Target Fund’s stated liabilities by the Surviving Fund and shares of the Surviving Fund. Each shareholder of the Target Fund received shares of the Surviving Fund as of the Closing Date.

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

Following shareholder approval of a proposed merger between the Target Fund and the Surviving Fund, all assets and shareholders were transferred to the Surviving Fund as of the Closing Date. Each shareholder of the Target Fund received the number of shares of the Surviving Fund having an aggregate net asset value equal to the value of the shares of the Target Fund held by the shareholder, such that the value of the shareholder's account with the Surviving Fund immediately after the merger was the same as the value of the shareholder's account with the Target Fund immediately prior to the merger.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund :

20.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

21.	Does the fund have any assets as of the date this form is filed?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

22.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

23.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$76,766.00
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):
	Printing, mailing and solicitation:	$1,579.33
	Audit fees	$0
	EDGAR fees	$7,812.00
	Transfer Agent fees	$754.00
(iv)	Total expenses (sum of lines (i)-(iii) above):	$86,911.33

(b)	How were those expenses allocated? Expenses were allocated between Pacific Global Advisors LLC and Pacer Financial Advisors, Inc. (adviser to the Surviving Fund)

(c)	Who paid those expenses? Please see the response to Question 23(b).

(d)	How did the fund pay for unamortized expenses (if any)? N/A

24.	Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

25.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

27.	(a)	State the name of the fund surviving the Merger: Pacer Funds Trust

(b)	State the file number of the fund surviving the Merger: 811-23024

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

333-258895 (0000894189-21-006707) (Appendix A), filed September 16, 2021

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pacific Global ETF Trust, (ii) he is the President of Pacific Global ETF Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ J. G. Lallande